                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K


(Mark One)

[ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

                                     OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from ________ to _______

Commission file number 333-60999


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Airgas, Inc. 1998 Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                          259 North Radnor-Chester Road
                                    Suite 100
                             Radnor, PA  19087-5283



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                               AIRGAS, INC.

                     1998 EMPLOYEE STOCK PURCHASE PLAN

                        ANNUAL REPORT ON FORM 11-K

                             December 31, 2001

                                   INDEX



PAGE

 Independent Auditors' Report .........................................3

AUDITED FINANCIAL STATEMENTS

 Statements of Financial Position as of December 31, 2001 and 2000 ....4

 Statements of Changes in Participants' Equity for the years ended
 December 31, 2001, 2000 and 1999 .....................................5

 Notes to Financial Statements ........................................6

SIGNATURES.............................................................8

EXHIBIT INDEX

 Consent of Independent Auditors ......................................9


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INDEPENDENT AUDITORS' REPORT



To the Governance and Compensation Committee of the Airgas, Inc. Board of Directors:


We have audited the accompanying statements of financial position of the Airgas, Inc. 1998 Employee Stock Purchase Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in participants' equity for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000 and the changes in its participants' equity for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 15, 2002


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
                               AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF FINANCIAL POSITION

                        December 31, 2001 and 2000


                                               2001        2000
                                             --------    --------
ASSETS

Participants' payroll deductions receivable
 from Airgas, Inc.                           $    --     $42,874
                                             =======     =======


PARTICIPANTS' EQUITY

Participants' Equity                         $    --     $42,874
                                             =======     =======


The accompanying notes are an integral part of these financial statements.


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
                               AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY


                                    Year ended     Year ended     Year Ended
                                    December 31,   December 31,   December 31,
                                       2001           2000           1999
                                    -----------    -----------    -----------
Increase (decrease) during period:

Participants' payroll deductions    $6,945,432     $5,682,435     $5,562,815

Cost of 1,117,786 shares in 2001,
 1,071,096 shares in 2000 and
 808,642 shares in 1999 of common
 stock of Airgas, Inc. issued to
 participants under the terms of
 the Plan (including $21,666 in
 2001, $26,112 in 2000 and $41,129
 in 1999 of cash refunded to
 employees who withdrew from
 the Plan)                          (5,649,690)    (5,670,515)    (5,797,124)

Transfer out of participants'
 payroll deductions to the 2001
 Employee Stock Purchase Plan       (1,338,616)            --             --
                                    ----------     ----------     ----------
Net change in participants' equity     (42,874)        11,920       (234,309)

Balance at beginning of period          42,874         30,954        265,263
                                    ----------     ----------     ----------
Balance at end of year              $       --     $   42,874     $   30,954
                                    ==========     ==========     ==========


The accompanying notes are an integral part of these financial statements.


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                                 AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan

The following description of the Airgas, Inc. 1998 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's Common Stock at a discount. Generally, employees may elect to have up to 15 percent of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company's Common Stock at 85 percent of its market value. The maximum market value of shares purchased by a Plan participant in any calendar year is limited to $25,000. Market value under the Plan is the lesser of the closing market price of the Common Stock as of an employee's enrollment date in the Plan or the closing market price on the quarterly purchase date. Employees lock in a purchase price under the Plan for up to 27 months. If the closing market price of the Common Stock on the first trading day of a calendar quarter is less than an employee's existing 27 month purchase price, the employee is considered to re-enroll in the Plan and is granted a new 27 month purchase price.

The Plan was adopted by the Board of Directors in May 1998 and was approved by the stockholders of the Company in August 1998. A maximum of three million (3,000,000) shares of Common Stock may be purchased under the Plan. From the Plan's inception (August 5, 1998) through December 31, 2001, 2,997,524 shares were issued under the Plan. During 2002, the Company intends to deregister the remaining 2,476 shares and terminate the Plan.

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

Limitation of Plan Shares

During the quarter ended December 31, 2001, the Plan exhausted substantially all of the remaining shares available under the Plan. Since the number of shares available under the Plan was less than the number of shares that participants would otherwise be entitled to purchase, purchases by all participants were reduced proportionately on a pro-rata basis as provided for in the Plan prospectus. Funds that could not be applied to the purchase of shares under the Plan were credited to the 2001 Employee Stock Purchase Plan (the "2001 Plan"). The 2001 Plan was adopted by the Board of Directors in May 2001 and approved by the stockholders of the Company in August 2001. The adoption of the 2001 Plan resulted in the establishment of a new participant purchase price based on the terms of the 2001 Plan.


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                               AIRGAS, INC.
                      1998 EMPLOYEE STOCK PURCHASE PLAN

                  NOTES TO FINANCIAL STATEMENTS (continued)


(2)  Purchase and Distribution of Shares

Purchases are made by the Plan quarterly. The Common Stock is purchased as described in note (1). Shares purchased are deposited into individual brokerage firm accounts maintained for the participants.

During the fourth quarter of 2001, the Company changed the firm that serves as the custodian of the participant brokerage accounts from Charles Schwab & Co., Inc. to The Bank of New York.


(3)  Participants' Payroll Deductions

During the quarter ended December 31, 2001, the Plan did not have a sufficient number of shares remaining for the quarterly purchase on behalf of Plan participants. Due to the share limitation, shares were purchased for Plan participant accounts on a pro-rata basis as provided for in the Plan prospectus. Excess participant payroll deductions totaling $1,338,616 were transferred to the newly established 2001 Plan for the purchase of shares at a new participant purchase price.

At December 31, 2000, participants' payroll deductions receivable from Airgas, Inc. represents deductions which were individually less than the cost of one share of common stock and were carried forward for use in purchasing shares on the next quarterly purchase date.


(4)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.


(5)  Federal Income Tax

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 421 and Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.


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                                SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              1998 EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)


                              BY:  Governance and Compensation Committee
                                   of the Airgas, Inc. Board of Directors
                                   as Plan Administrator


                                   /s/ David M. Stout
                                   _______________________________
                                   David M. Stout


                                   /s/ Lee M. Thomas
                                   _______________________________
                                   Lee M. Thomas


                                   /s/ Robert L. Yohe
                                   _______________________________
                                   Robert L. Yohe



DATED: March 27, 2002


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                               EXHIBIT INDEX


Exhibit
-------

   23    Consent of KPMG LLP


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